

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

Eyal Moshe
Chief Executive Officer
Hub Cyber Security (Israel) Ltd.
17 Rothchild Blvd
Tel Aviv, Israel 6688120

> **Re: Hub Cyber Security (Israel) Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed November 17, 2022**
> **File No. 333-267035**

Dear Eyal Moshe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-4 filed November 17, 2022

Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 175

1.   Please update your presentation of the unaudited pro forma condensed combined statement of operations to combine RNER's unaudited historical statement of operations for the nine months ended September 30, 2022 with HUB Security's unaudited historical consolidated statement of operations for the trailing nine months ended June 30, 2022. Give pro forma effect to the Transaction and related transactions as if they had occurred on January 1, 2021. Please also include the necessary adjustments so that Hub Security's trailing nine month period would reflect nine months of operations for Comsec.

2. Please update the unaudited pro forma condensed combined statement of financial position to combine RNER's unaudited historical balance sheet as of September 30, 2022 with HUB Security's unaudited historical statement of financial position as of June 30, 2022, assuming that the Transaction occurred on September 30, 2022. Further, revise your presentation to give effect to HUB Security's Investment Agreement with certain investors as disclosed on page F-78.

Ownership Table, page 180

3. Please update the ownership table to include the shares underlying the Investment Agreements disclosed on page F-78.

Consolidated Financial Statements of HUB Cyber Security (Israel) Ltd.
Notes to Consolidated Financial Statements
Note 6: Significant Events On and After the Reporting Date, page F-76

4. Refer to Note 6(g) on page F-78. Please disclose the vesting and settlement terms of the warrants and/or the underlying ordinary shares, issued in the Investment Agreements.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael J. Rosenberg